SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16
Of the Securities Exchange Act of 1934

For the Month of June, 2003

<u>SAMEX MINING CORP.</u>

<u>301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3</u>

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F <u>X</u> Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.



SAMEX MINING CORP.

301 - 32920 Ventura Avenue
Abbotsford, BC V2S 6J3 CANADA
TEL: (604) 870-9920   FAX: (604) 870-9930
TOLL FREE: 1-800-828-1488
E-MAIL: samex@telus.net   WEB SITE: www.samex.com

June 16, 2003

BC Securities Commission   filed on SEDAR
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1. BC Form 53-901F - Material Change Report; and

2. Copy of the Company's News Release dated June 16, 2003.

Yours truly,

"Brenda L. McLean"
Corporate Secretary

/blm
Encl.

cc: Leschert & Company, Attn: Allen Leschert
     TSX Venture Exchange - filed on SEDAR
     Alberta Securities Commission – filed on SEDAR
     US Securities Commission – filed on EDGAR
     Pink Sheets LLC

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC
V2S 6J3
Telephone: (604) 870-9920   Toll Free: 800 828-1488
Fax: (604) 870-9930

Date of Material Change

June 16, 2003

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on June 16, 2003 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit. Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.

Full Description of Material Change

SAMEX has completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit. Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005. The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each

Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003. In addition, Canaccord was issued 400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005. Canaccord was also paid an administration fee of $5,000.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 16th day of June, 2003.

"Larry D. McLean"
Director

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant)

By: *"Larry D. McLean"*

Larry D. McLean, Vice President Operations